Filed by Regal Beloit Corporation

(SEC File No. 001-07283) pursuant to Rule 425

under the Securities Act of 1933, as amended,

Subject Company: Regal Beloit Corporation

(SEC File No. 001-07283)

SEC File No. for Registration Statement

on Form S-4: 333-255982

FOR RELEASE ON: September 13, 2021

REGAL BELOIT AND REXNORD ANNOUNCE EXPECTED CLOSING DATE FOR COMBINATION OF REGAL AND REXNORD’S PMC BUSINESS

BELOIT, WI, & MILWAUKEE, WI, September 13, 2021 – Regal Beloit Corporation (NYSE: RBC) and Rexnord Corporation (NYSE: RXN) today announced that they expect to complete the proposed combination of the Process & Motion Control Business of Rexnord with Regal through a Reverse Morris Trust transaction on October 4, 2021, subject to satisfaction or waiver of the applicable closing conditions. Following completion of the transactions, (a) Regal will change its name to “Regal Rexnord Corporation” and its shares of common stock will trade on the NYSE under the ticker symbol “RRX” and (b) Rexnord Corporation will change its name to “Zurn Water Solutions Corporation” and its shares of common stock will trade on the NYSE under the ticker symbol “ZWS”.

Regal and Rexnord will provide additional details regarding the expected closing in the coming weeks.

About Regal

Regal Beloit Corporation is a global leader in the engineering and manufacturing of electric motors and controls, power generation, and power transmission products, serving customers throughout the world. Regal creates a better tomorrow by developing and responsibly producing energy-efficient products and systems.

Regal is comprised of four operating segments: Commercial Systems, Industrial Systems, Climate Solutions and Power Transmission Solutions. Regal is headquartered in Beloit, Wisconsin and has manufacturing, sales, and service facilities worldwide. For more information, visit RegalBeloit.com.

About Rexnord

Headquartered in Milwaukee, Wisconsin, Rexnord is comprised of two strategic platforms, Process & Motion Control and Water Management, with approximately 6,800 employees worldwide.

The Process & Motion Control platform designs, manufactures, markets, and services specified, highly engineered mechanical components used within complex systems. The Water Management platform designs, procures, manufactures and markets products that provide and enhance water quality, safety, flow control and conservation. Additional information about Rexnord can be found at www.rexnordcorporation.com.

Contacts

For Regal

Investors

Robert Barry, VP - Investor Relations

608-361-7530

robert.barry@Regalbeloit.com

Media

Bryan Locke / Jenny Gore

Sard Verbinnen & Co

RegalBeloit-SVC@sardverb.com

For Rexnord

Investors
Mark Peterson, Chief Financial Officer

414-223-1609

mark.peterson@rexnord.com

Media

Angela Hersil, Director – Corporate Communications

855-480-5050

Corporate.Communications@Rexnord.com

Forward Looking Statements

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, which reflect Regal’s and Rexnord’s current estimates, expectations and projections about Regal, Rexnord and the PMC Business’s respective future results, performance, prospects and opportunities. Such forward-looking statements may include, among other things, the expected closing of the transactions involving Regal, Rexnord and Land (the “Anticipated Transactions”). Forward-looking statements include statements that are not historical facts and can be identified by forward-looking words such as “anticipate,” “anticipate,” “estimate,” “expect,” and similar expressions. These forward-looking statements are based upon information currently available to Regal and Rexnord and are subject to a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ materially from the results referred to in the forward-looking statements Regal or Rexnord makes in this communication include: the possibility that the conditions to the consummation of the Anticipated Transaction will not be satisfied or will not be satisfied within the timeframe expected by Regal and Rexnord; changes in the extent and characteristics of the common stockholders of Rexnord and the common shareholders of Regal and its effect pursuant to the Merger Agreement on the number of shares of Regal common stock issuable pursuant to the Anticipated Transaction, magnitude of the dividend payable to Regal shareholders pursuant to the Anticipated Transaction and the extent of indebtedness to be incurred by Regal in connection with the Anticipated Transaction; the determination by Regal and Rexnord of the number of “Qualifying Overlap Shareholders” at the closing of the Anticipated Transaction; the ability to obtain the anticipated tax treatment of the Anticipated Transaction and related transactions; risks associated with any litigation related to the Transaction; and other risks and uncertainties including, but not limited, to those described in the section entitled “Risk Factors” in the Joint Proxy Statement, in Regal’s or Rexnord’s respective Annual Reports on Form 10-K on file with the SEC and from time to time in other filed reports including Regal’s and Rexnord’s Quarterly Reports on Form 10-Q. For a more detailed description of the risk factors associated with Regal and Rexnord, please refer to Regal’s Annual Report on Form 10-K for the fiscal year ended January 2, 2021 on file with the SEC, Rexnord’s Transition Report on Form 10-KT for the transition period from April 1, 2020 to December 31, 2020 filed with the SEC, Rexnord’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2021 and June 30, 2021 filed with the SEC, and subsequent SEC filings. Shareholders, potential investors, and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this communication are made only as of the date of this communication, and Regal, Rexnord and Land undertake no obligation to update any forward-looking information contained in this communication or with respect to the announcements described herein to reflect subsequent events or circumstances.

Additional Information

This communication does not constitute an offer to buy, or a solicitation of an offer to sell, any securities of Regal, Rexnord or Land. In connection with the Anticipated Transaction, Regal and Land filed registration statements with the SEC registering shares of Regal common stock and Land common stock in connection with the Anticipated Transaction, which have become effective. Regal’s Registration Statement on Form S-4 (No. 333-255982) includes a joint proxy statement/prospectus-information statement relating to the Anticipated Transaction, which has been mailed to Regal shareholders and Rexnord shareholders. Regal shareholders and Rexnord shareholders are urged to read the joint proxy statement/prospectus-information statement and any other relevant documents when they become available, because they contain and will contain important information about Regal, Rexnord, Land and the Anticipated Transaction. The joint proxy statement/prospectus-information statement and other documents relating to the Anticipated Transaction can also be obtained free of charge from the SEC’s website at www.sec.gov. The joint proxy statement/prospectus-information statement and other documents can also be obtained free of charge from Rexnord upon written request to Rexnord Corporation, Investor Relations, 511 Freshwater Way, Milwaukee, WI 53204, or by calling (414) 643-3739 or upon written request to Regal Beloit Corporation, Investor Relations, 200 State Street, Beloit, WI 53511 or by calling (608) 364-8800.